UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

RoyaltyTraders, LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“Fear No More” Royalty Share Units

“Onyx” Royalty Share Units

“Cross Me” Royalty Share Units

“Young L” Royalty Share Units

“Cainon Lamb” Royalty Share Units

“Erik Cain” Royalty Share Units

“No Scrubs - TLC Version” Royalty Share Units

“Creep - TLC Version” Royalty Share Units

“Diggin On You - TLC Version” Royalty Share Units

“Swish Swish” Royalty Share Units

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Throughout this Annual Report, we refer to Sean Peace and Alexander Guiva together as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The table below shows key information related to the offering of each series of Royalty Share Units as of the date of this Annual Report.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid (3)	Status(4)
“Hit the Quan”	“Hit the Quan” Producer’s Share	$16.00	(1)	$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	$31,200	$12,326.15	Closed
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00	(1)	$47,500	$158,000	632	February 9, 2022	N/A	N/A	N/A	Withdrawn
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00	(1)	$57,000	$190,000	760	February 9, 2022	N/A	N/A	N/A	Withdrawn
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00	(1)	$161,500	$537,750	2,151	February 9, 2022	N/A	N/A	N/A	Withdrawn
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	October 13, 2022	$27,750	$4,736. 37	Closed
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,200	264	September 13, 2022	N/A	N/A	N/A	Withdrawn
“Runnin’ (Lose It All)”	“Runnin’ (Lose It All)” Writer’s Share & Publisher’s Share	$250.00	(1)	$133,250	$266,500	1,066	November 22, 2022	N/A	N/A	N/A	Withdrawn
“Fear No More”	“Fear No More” Writer’s Share	$100.00	(1)	$7,700	$14,000	140	November 22, 2022	December 22, 2022	$14,000	$1,160.60	Closed
“Cross Me”	“Cross Me” Writer’s Share	$100.00	(1)	$11,500	$21,500	215	November 22, 2022	February 6, 2023	$12,300	$924.76	Closed
“YoungBoy NBA – Drawing Symbols”	“YoungBoy NBA – Drawing Symbols” Writer’s Share	$100.00	(1)	$7,700	$13,800	138	January 3, 2023	N/A	N/A	N/A	Withdrawn
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding Performance) & Publisher’s Share	$150.00	(1)	$33,000	$64,500	430	January 3, 2023	February 2, 2023	$64,500	$7,297.10	Closed
“Young L”	“Young L” Writer’s Share & Co-Publisher’s Share	$103.00	(1)	$10,197	$20,394	198	March 6, 2023	March 13, 2023	$20,394	$2,605.68	Closed
“Cainon Lamb”	“Cainon Lamb” Writer’s Share	$150.00	(1)	$86,250	$171,000	1,140	March 6, 2023	April 30, 2023	$104,400	$6,653.76	Closed
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share	$100.00	(1)	$15,700	$29,800	298	March 6, 2023	March 24, 2023	$29,800	$2,932.32	Closed
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$130,000	1,300	August 30, 2023	N/A	N/A	$672.84	Open
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$105,000	1,050	August 30, 2023	N/A	N/A	$399.00	Open
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share	$110.00	(1)	N/A	$22,000	200	August 30, 2023	December 28, 2023	$22,000	$134.00	Closed
“Swish Swish”	“Swish Swish” Writer’s Share & Publisher’s Share	$100.00		$18,200	$36,300	363	N/A	January 16, 2024	$36,600	N/A	Closed
“Allstar JR 3 Macs”	“Allstar JR 3 Macs” Sound Recording “Shaudie Man STEP” Owner’s Share	$50.00		$36,550	$73,100	1,462	N/A	N/A	N/A	N/A	Withdrawn
“Shaudie Man STEP”	Sound Recording Owner’s Share	$50.00		$19,950	$39,900	798	N/A	N/A	N/A	N/A	Withdrawn
“Willie Taylor Soakin Wet”	“Willie Taylor Soakin Wet” Sound Recording Owner’s Share	$50.00		$19,750	$39,500	790	N/A	N/A	N/A	N/A	Withdrawn

(1)	The offering price per Royalty Share Unit for this offering was determined by our company. To assist in this determination, our company utilized a “second-price” auction during the testing the waters period under Rule 255 of Regulation A. See “Plan of Distribution and Selling Securityholders – Price Discovery” for further information on how our company determined the offering price per share for these Royalty Share Units being offered. There is no obligation for any person who indicated interest as part of the auction process to invest in any of our Royalty Share Units.
(2)	The Minimum Offering Amount is the minimum amount of proceeds our company must raise in order to close on investments in the applicable offering. The Maximum Offering Amount includes the cost to acquire the 100% of the Music Royalty Asset set forth in the “Underlying Portfolio(s)” column in the table above, and, as applicable, the Minimum Offering Amount represents the cost to a smaller percentage of that Music Royalty Asset (as set forth in the applicable Royalty Share Agreement). Each of the minimum and maximum offering amounts (with the exception of the “Hit the Quan” and “TLC” offerings) also includes the Sourcing Fee.
(3)	Represents total distributions paid to holders of Royalty Share Units as of the date of this Annual Report.
(4)	In this column, “Open” indicates that the offering has been qualified by the SEC and the company is actively accepting investments in that offering. “Closed” indicates that the offering was previously Open and accepting investments, but is now no longer accepting investments. “Not Yet Qualified” indicates that the offering has not yet been qualified by the SEC, and therefore is not open for investment. “Withdrawn” indicates an offering that was either previously qualified by the SEC or submitted to the SEC for qualification in an offering statement that the company has subsequently decided to cancel, returning any investments received by the company from investors in that offering and preventing any future investment in that offering.

Item 1. Business

Overview of our Company

Our company is a limited liability company formed on March 18, 2021, pursuant to the Delaware Limited Liability Company Act, or the LLC Act. We founded RoyaltyTraders LLC with the mission to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire shares of Music Royalty Assets in their favorite music artists’ creations. The SongVest Platform allows investors to pick and invest in the royalty streams from compositions by artists, and receive royalty distributions from those assets. Additionally, SongVest allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest Platform, such as email marketing, to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

Market Opportunity

SongVest is poised to take advantage of the growth of two industries – the music industry, and the growth of centralized marketplaces and crowdfunding platforms. SongVest intends to provide a music platform where investors can purchase shares linked to the royalties of songs via a Royalty Share Agreement.

We believe music royalty owners, such as artists, record labels, songwriters, producers and estate heirs, are looking for ways to diversify their holdings and liquidity. The current options for financing music revenue streams are limited. In addition, investors and fans have limited access to music royalty investment opportunities because they usually do not have direct access to the holders of music rights. We believe there is a market opportunity to provide music fans with an opportunity to invest in multiple music royalty streams at a fractional level for as little as $10 to $20.

Our goal is not just to be an investment platform, but more importantly serve as a central hub for music fans where we can engage with them, which may potentially help boost streaming and other revenue streams of the artists and record labels. Because our fans are investors and have a vested interest in the success of the music they have invested in, we believe it will be a rewarding experience for them.

SongVest has the opportunity to advance the investment music space through its portal that is intended to provide updated information on which artist and album is trending across multiple social, sales, and streaming data streams. This is where fans can come to find new investment opportunities and share the investments they have made. Our expertise in music sales and marketing will facilitate music fan and investor interactions and will be sought after not only for investment purposes but also for our music market expertise.

We believe the music industry is poised for continued growth after a decline because of COVID. Goldman Sachs’ Music Industry’s long-term growth forecast predicts a compound annual growth rate (CAGR) of 6% for the period of 2019 to 2030.

In addition, we have seen more and more fans and artists use centralized marketplaces, such as Kickstarter, Indiegogo, and Patreon to create different revenue streams which supports the thesis that if we create a marketplace that allows royalty owners to capitalize on their future royalty earnings today, there is an interest in those types of opportunities.

Key Aspects of Our Business

SongVest Platform

The SongVest Platform at www.songvest.com is intended to be a platform that connects investors with different royalty stream investments and provides further opportunities for the royalty owners to engage with investors and music fans.

The SongVest Platform will have two main goals: (i) the listing of offerings we have for investment; and (ii) serving as a music portal that will provide social, sales, concert, and streaming data to showcase the artists and songs that are driving the royalty investments.

We currently provide to artists and record labels email marketing solutions that allow those parties to engage SongVest to reach out to SongShare owners that are collecting royalties on the songs or catalog of songs they purchased. Through this channel, artists and record labels are able to efficiently communicate about relevant dates for events, concerns, new releases, and other promotions.

We intend for investors in our offerings to be able to view the Royalty Share Units they own via the SongVest Platform, as well as view royalty information about payments. We intend to release an expanded version of the SongVest Platform in the next 6 months that will include more data sources, including news, and trading information.

Pipeline

We will market to songwriters, producers, publishers and record labels to build the pipeline for investments on the SongVest portal. While songwriters, producers and publishers are more likely to want to monetize their assets, record labels will see this as a way to directly connect with fans in ways they have not been able to before. We believe the real upside is in being able to educate record labels that this new way to have a direct connection with fans will allow them not only to increase current album revenue but also provide other forms of upsell and cross-sell opportunities to drive more revenue.

Competition

Our closest competitors are Royalty Exchange in the US and ANote in Europe. We are currently working on signing up top record labels, artists and obtaining industry backing to lock in SongVest as a first mover status given that our business model is different from the competition.

Royalty Share Agreements

It is our intention that each Royalty Share Agreement we enter into will be based on a template royalty agreement that acts as a standard baseline, however, variations may occur. The form of this baseline Royalty Share Agreement is included as an exhibit to this Annual Report, along with the specific Royalty Share Agreements related to each Music Royalty Asset that is related to an offering we are conducting. Generally, only certain terms of the baseline royalty agreement will be subject to negotiation with each royalty holder. We believe that many royalty owners will not “sell” 100% of their Music Royalty Assets in perpetuity but only sell a portion of them for a certain period of time. Therefore, our royalty agreements will be for a certain percentage of the Music Royalty Asset royalty income and for a certain period of time. We are expecting 30 to 40 year terms. We may also offer shorter term offerings with 3 to 10 year terms for sellers who just need a much shorter term and have a smaller financial need. We expect, though, that each Royalty Share Agreement will be structured as a purchase option agreement, which gives us the right, but not the obligation, to purchase the Music Royalty Asset, typically through the proceeds of the offering for the series related to that Royalty Share Agreement.

Our Manager

The company has elected to be a manager managed limited liability company. Under the operating agreement, Sean Peace and Alexander Guiva are designated as the managers of our company. Throughout this Annual Report, we refer to both managers together as the manager as they may act independently with full authority as “manager” of our company. Our manager will assist the company in identifying Music Royalty Assets to be acquired using the proceeds from the offerings we conduct.

See Item 3. “Directors and Officers” of this Annual Report for additional information regarding our manager.

Indemnification of our Manager

The operating agreement provides that none of our manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager, nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Music Royalty Asset Selection

Our asset selection criteria were established by our manager and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of our manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s historical performance data and assumptions about its ability to produce future royalty income. Our manager will endeavor to select assets with known royalty income history that have the opportunity to continue to produce royalty income for years to come. Our manager also considers the artist, the release date, top chart position, current social media statistics and other data points that might influence the future earnings of the song or songs represented in the Music Royalty Asset.

We will partner with artists, songwriters, producers, royalty owners and record labels to select songs, albums, and catalogs to be subject to a Royalty Share Agreement. We may select and bundle artists and albums for certain series of Royalty Share Units based on genre, relative success of past albums, fan base demographics, or other factors that make such assets fit together as a cohesive package.

Sourcing.

We have sales reps that will engage potential artists, record labels and songwriters who are interested in participating in the SongVest offerings. They will qualify potential prospects and work with them to understand the opportunity and pull the appropriate materials together. Sales reps are, and will be, paid via commission only on the value of deals sourced and closed upon by the company that such sales reps have introduced to our company.

As compensation for these services, our company will receive a Sourcing Fee equal to 25% of the “purchase price” – i.e., price to purchase the asset set forth in the applicable Royalty Share Agreement for a Music Royalty Asset. The Sourcing Fee will generally be set based on the level of difficulty and costs related to sourcing the particular Music Royalty Asset related to the series of Royalty Share Units. The “purchase price” is determined by the company in its sole discretion - however, may utilize a “second price” auction to help determine an appropriate purchase price for an asset. The Sourcing Fee may be waived or reduced by our manager on per series basis.

Due Diligence.

When evaluating an asset, we will consider the growth, its potential, historical significance, ownership history, past valuation of the asset and comparable assets. Our diligence process will include a review of public auction data, opinions from music advisors in our network, precedent and comparable transactions, among other metrics. We will also complete diligence on the royalty owners themselves and their assets. We will validate that there are no tax liens, divorce decrees, UCC filings or other factors that might encumber or impact the future royalty streams. The diligence process will be a part of a memo that will be put together for an investment review.

Asset Management.

Management of Music Royalty Assets we acquire will involve management of the relationship with the royalty rights holders, as well as oversight of compliance with the terms of the Royalty Share Agreements entered into by the company and royalty holders, to ensure that the company is receiving all payments owed to it pursuant to the terms of the applicable Royalty Share Agreement. The company will monitor the royalty distributions that are due on Music Royalty Assets and will allocate royalty streams to the right owners in a timely manner after such distributions are received by the company.

As compensation for such services, our company will receive an Administrative Fee equal to a certain percentage (up to a maximum of 10%) of value of the royalty payments collected by our company to be distributed to holders of the Royalty Share Units. Such percentage will be determined by for each series on an individual basis. We note that Administrative Fees will only be deducted from distributions actually made to holders of Royalty Share Units—and if there are no royalty payments paid, no Administrative Fees will be received by our company.

Employees

The company does not currently have any employees except for its two managers. We are currently using consultants for sales, marketing, operations, and finance, but will be looking to add full-time staff down the road. The company also currently has two sales reps, who are not employees of the company, and work on a hybrid base plus commission basis.

Government Regulation

The types of music royalties available to our company are governed by U.S. copyright law. The Copyright Act establishes compulsory license fees for musical works categorized as “mechanical royalties” along with the writers share and publishers share of music copyright. Additionally, we may utilize other types of royalty streams, like producers share or other specific royalty generating areas that can be contractually secured.

Legal Proceedings

Neither our company nor our manager is presently subject to any material legal proceedings.

Other SongVest Operations

Our company owns and operates the SongVest Platform. In addition to providing a platform through which our Royalty Share Units may be offered and sold, the SongVest Platform is also a marketplace where music royalty rights can be purchased and sold through traditional commercial contract processes, such as assignments or advances. The SongVest Platform facilities the sales by holders of such assets to purchasers for a commission. From time to time, the company may also broker music catalog deals, assisting in the sale of an artist’s entire catalog to a seller. For all such sales made on the SongVest Platform, our company usually charges a fee equal to 12.5% of the proceeds from the sale. The music royalty rights that are sold on the SongVest platform in this manner are sold as a whole asset to a single purchaser, and are not subdivided in any way.

Our company intends to continue these activities on the SongVest Platform, and to continue generating revenues from these operations – but such activities will be kept separate and apart from the offerings described in this Annual Report.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Music Royalty Assets made by our company will be allocated amongst the various series of Royalty Share Units. By way of example, it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Music Royalty Asset)
Revenue	Revenue from royalty income	Allocable pro rata to the holders of the related Royalty Share Units after deduction of expenses.

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Professional expenses related to the submission of regulatory paperwork for a series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Audit and accounting work related to the regulatory paperwork or	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Escrow agent fees for the administration of escrow accounts related to each series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Compliance work including diligence related to the preparation of a series	The amount to be recovered by our company as stated in the Use of Proceeds above.

Sourcing Fee	Compensation for due diligence and efforts to secure a Music Royalty Asset	The amount to be recovered by our company as stated in the Use of Proceeds above.

Administrative Fee	Compensation for administration of the royalty payments to holders of the Royalty Share Units	Amount to be paid to our company is a percentage (not to exceed 10%) of the value of the royalty payments collected by our company to be distributed to holders of each series of Royalty Share Units. Such percentage will be determined on a series by series basis by our company.

Notwithstanding the foregoing, our manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to investors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Our financial statements have been audited by Armanino, LLP.

Overview

For the years ended December 31, 2023 and December 31, 2022

Since its formation on March 18, 2021, our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues. Revenues are generated at the company level. For the year ended December 31, 2022, we generated $551,211 in gross revenues. For the year ended December 31, 2023, we generated $941,442 in gross revenues. This change represents an increase in gross revenues of $390,231 for 2023 compared to 2022. Our average monthly revenue increased from approximately $45,934 in FY 2022 to approximately $78,454 in FY 2023. Revenues were generated in 2023 and 2022 primarily from commissions earned by our company on private sales and advances of music catalogs to purchasers in private, one-off transactions, as well as from Sourcing Fees earned in connection with our offerings of Royalty Share Units. Our company also received minimal revenues from Administrative Fees charged on distributions to investors in our Royalty Share Units in 2023 and 2022 as well as very minimal revenue from re-selling merchandise in 2023. Revenues increased in 2023 primarily from more, and larger, private sales of music catalogs in 2023 compared to 2022, despite earning less in Sourcing Fees as a result of fewer offerings of Royalty Share Units closing in 2023 compared to 2022.

Operating Expenses. For the year ended December 31, 2022, we incurred operating expenses of $1,316,587. For the year ended December 31, 2023, we incurred operating expenses of $1,407,492, an increase of $90,905 from 2022. Though average monthly expenses increased between FY 2022 ($109,716) and FY 2023 ($117,291), expenses as a percentage of revenue decreased, which demonstrates a gain in efficiency as our cost of earning a dollar in revenue continues to decline. Revenue increased by 70.8% whereas expenses only increased by 6.9% in the same period.

For the year ended December 31, 2023 and 2022, the most significant components of our operating expenses consisted of contractor payments to our internal team members. The next largest component of operating expenses were marketing & sales expenses incurred in connection with sales efforts related to our business of selling music catalogs, advances, and offerings of Royalty Share Units, which comprised approximately a third of our operating expenses in both FY 2023 and 2022. The company recorded $47,015 in straight line depreciation expense for capitalized software in service on January 1, 2023 and additions placed into service in throughout the 2023 fiscal year. The capitalized software has a 3-year useful life. Additionally, we recorded $10,445 as a provision for bad debts expense for receivable amounts aged over 90 days in FY 2023 as compared to $15,000 recorded as a provision for bad debts in FY 2022. The remainder of operating expenses during this period were general & administrative expenses, which were primarily comprised of accounting and audit services, software expenses, and rent for our offices.

The largest increases in operating expenses from 2022 to 2023 were in marketing and sales expenses. Our marketing and sales expenses increased in 2023 as a result of us engaging a consulting group to expand our reach to potential customers through offerings of Royalty Shares, and engagement with artists, songwriters, and music producers.

Interest Expense. For the year ended December 31, 2023, we incurred $179,166 in interest expense on short term credit and our outstanding promissory notes detailed further below in this section under “Indebtedness”. For the year ended December 31, 2022, we incurred total interest expense of $72,669 (restated) on short term credit and our outstanding promissory notes detailed further below in this section under “Indebtedness”.

Net Loss. As a result of the foregoing, we incurred a net loss of $686,087 for the year ended December 31, 2023, as compared to a net loss of $837,955 (restated) for the year ended December 31, 2022.

Effect of restated FY 2022. The January 1, 2022 balance of members’ equity decreased by $11,922 resulting in a restated members’ deficit of $3,138. The restated FY 2022 balance sheet presentation includes an increase in warrants liability of $6,167 and an increase in liabilities due to related parties, net, less current maturities of $44,928, which together results in an increase in Members’ deficit of $51,095 as of FY 2022 (restated) compared to FY 2022. The restated FY 2022 income statement presentation includes a reduction of interest expense of $22,927 and an increase in other income - change in fair value of warrant liability of $400 which results in a reduction in net loss of $23,327 for FY 2022 (restated) compared to FY 2022.

On September 30, 2021, the company commenced its first offering of its Royalty Share Units for the “Hit The Quan” Royalty Share Agreement. As of February 2022, we had sold all 1,950 Royalty Share Units pursuant to this offering for gross proceeds of $31,200. However, as the company elected to waive the Sourcing Fee payable to the company for this initial offering, the company received no proceeds from this offering. We began distributing the first royalties received in connection to this offering to investors in May 2022. Since closing our first offering, the company has received proceeds from ten closed offerings of Royalty Share Units as of the date of this Annual Report, receiving total gross proceeds of $362,645 from all of our Royalty Share Units offerings that have closed to date.

Offerings Summary

A summary of the offerings of Royalty Share Units that have closed, and the Sourcing Fees we have earned in connection with those offerings, is set forth below. Additionally, to the extent we have earned Administrative Fees on distributions made to investors in those offerings, that is also set forth in the table below.

Royalty Share Unit Name	Closing Date	Final Amount Sold	Sourcing Fee	Distributions Paid To Holders of Royalty Share Units (1)	Administrative Fees Earned (1)
“Hit The Quan”	February 22, 2022	$31,200	$0.00	$12,326.15	$1,232.62
“Chippass”	October 13, 2022	$27,750	$3,827.59	$4,736.37	$236.82
“Fear No More”	December 22, 2022	$14,000	$1,724.00	$1,160.60	58.03
“Cross Me”	February 6, 2023	$12,300	$1,475.55	$924.76	$46.24
“Onyx, Travis Scott, The Notorious B.I.G. & More”	February 2, 2023	$64,500	$8,689.66	$7,297.10	$364.86
“Young L”	March 14, 2023	$20,394	$2,812.97	$2,605.68	$130.28
“Cainon Lamb”	May 1, 2023	$104,400	$15,693.10	$6,653.76	$332.69
“Erik Cain”	March 24, 2023	$29,800	$3,903.45	$2,932.32	$146.62
“Diggin On You – TLC Version”	December 28, 2023	$22,000	$0.00	$134.00	$6.70
“Swish Swish”	January 16, 2024	$36,300	$5,006.90	$0.00	$0.00

(1)	Represents amounts as of the date of this Annual Report.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of December 31, 2023, our company had $0 in cash on hand, compared to $73,428 as of December 31, 2022. As of the date of this Annual Report, the company is generating revenues from operations (via selling music catalogs and advances to our customers at auctions conducted on our SongVest Platform, as well as earning Sourcing Fees from our qualified offerings of Royalty Share Units, Administrative Fees on distributions being paid to holders of our Royalty Share Units, and reselling music memorabilia merchandise). As of the date of this Annual Report, the company has closed ten offerings and received total gross proceeds of $362,645 from all our Royalty Share Units offerings that have closed to date. Our company believes it will receive sufficient funding from a combination of revenues from its current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations. If we are not able to obtain sufficient funding from our revenues to implement our plan of operations, we will consider seeking additional financing from outside sources, including debt and/or equity financing opportunities.

Issuances of Equity

In March 2021, the company issued a total of 270,100 of Series A Units at a price of $1.00 per unit. 20,100 of these units were purchased by Sean Peace for $20,100, and 250,000 were purchased by Alex Guiva for $250,000 for total proceeds of $270,100. In June 2021, the company issued an additional 229,900 of Series A Units at a price of $1.00 per unit resulting in a total of 500,000 Series A Units outstanding at a price of $1.00 per unit in an exempt offering under Section 4(a)(2) of the Securities Act.

In April 2021, the company issued 2,000,000 Common Units in exchange for certain assets contributed into the company by Sean Peace, pursuant to the Contribution Agreement included in this Annual Report as Exhibit 6.1

On March 29, 2022, the company closed an issuance of 55,549 Common Units for the amount of $200,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On August 3, 2022, our company commenced a Regulation Crowdfunding offering under which it sold its Simple Agreements for Future Equity (“SAFEs”) to investors. A copy of the SAFE is included as Exhibit 3.1. On February 28, 2023 the company closed its Regulation Crowdfunding offering of SAFEs, and stopped taking on new investment in that offering, having raised a total of $123,505 in that offering. The terms of the SAFEs provide for automatic conversion into Conversion Units upon the Next Equity Financing of the company. Under the SAFE, “Next Equity Financing” means the sale of the company’s units, of whatever class, in an offering exempt from registration under the Securities Act pursuant to Section 4(a)(2) or Regulation D, from which the company receives gross proceeds of at least $250,000. “Conversion Units” means the class of equity securities issued in the Next Equity Financing, or a class of preferred units if the company so elects. If prior to a Next Equity Financing, the company sells all of its assets, merges with another entity, or undergoes a change in control (a “Company Transaction”), then each SAFE holder will receive a cash payment as if that holder SAFEs had converted into Conversion Units. No conversions to equity as of the date of this Offering Statement have occurred.

In February 2023, our company sold 5,906 Common Units to an investor for a total of $30,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On May 2, 2024, our company issued 116,060 Common Units to Alex Guiva for $0.01 per share under the terms of the warrants that Mr. Guiva held. This exercise has terminated the company’s warrant liability.

Indebtedness

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note has been extended twice, most recently extended until November 23, 2024, and it carries an interest rate of 12.5% per annum. During 2023 and 2022, our company recognized $39,795 and $39,643 in interest costs related to this note. If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units. A copy of this note purchase agreement, convertible note and warrant are included as exhibit 6.7 to this Annual Report. A copy of the first amendment to this note purchase agreement is filed as exhibit 6.8 to this Annual Report. A copy of the second amendment to this note purchase agreement is filed as exhibit 6.9 to this Annual Report.

On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note has a term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 is due and payable. Our company may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment of $240,000 due at the end of the 12 month term of the loan. On September 19, 2022, this note was amended to increase the total loan amount to $250,000 at the same interest rate. The term was also extended to 12 months from the date of amendment. During 2023, the promissory note was increased by $150,000 from the $250,000 to $400,000, and the maturity date was extended to July 2024. During 2023 and 2022, the company recognized $73,589 and $26,822, respectively, in interest costs related to this note. On June 14, 2024, our company entered into an Amended and Restated Promissory Note with Mr. Peace, which had the effect of replacing all previous notes (and related amendments) between the company and Mr. Peace. The Amended and Restated Promissory Note is for a total principal amount of $400,000, plus accrued interest of $136,328.77 as of June 14, 2024, and has a maturity date of July 12, 2025, Interest on the principal balance of this note accrues at a rate of 20% per year, at which principal and interest is due and payable. A copy of this Amended and Restated Promissory Note is filed as exhibit 6.11 to this Annual Report.

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the “LOC”) with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted.

The LOC automatically converts into Series A Units of the company the event of a “Qualified Financing” – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities and from which our company receives aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit. During 2023 and 2022, our company recognized $18,432 and $1,462, in interest costs, consisting of $17,132 and $1,282, of principal interest and $1,300 and $180, of discount amortization, respectively. As of the date of this Annual Report, our company has not yet entered into such a Qualified Financing – and as such, Mr. Guiva has the right to require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.

In connection with our company’s entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the date of this Annual Report, our company has borrowed $250,000 under the LOC, which currently entitles Mr. Guiva to 3.63% of the fully diluted membership interests in the company. On May 2, 2024, Mr. Guiva exercised his warrants and purchased 116,060 Common Units.

A copy of the LOC and Warrant Purchase Agreement are filed as Exhibits 6.12 and 6.13, respectively, to this Annual Report.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement.

As of December 31, 2022, the company had sold Simple Agreements for Future Equity (SAFEs) in its Regulation Crowdfunding offering of $94,531. On February 28, 2023 the company closed its Regulation Crowdfunding offering of Simple Agreements for Future Equity (SAFEs), and stopped taking on new investment in that offering, having raised a total of $123,505 in this offering.

On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan, the terms of which are set forth in a promissory note issued to this lender by the company. The promissory note originally matured on July 31, 2023 with interest accruing at 10% per annum through July 31, 2023 and then 2% per month through December 31, 2023. The amounts outstanding under the promissory note are secured against our company’s assets, and the holder of the note has a priority interest over other debtors of the company, which requires that the company repay this note prior to repaying any other indebtedness of the company. The balance of the promissory note is still outstanding as of the date of this Annual Report. Accrued interest of $20,000 for the period March 27 through December 31, 2023 has been paid in full to the lender. The promissory note was subsequently amended to extend the maturity date to January 31, 2025 with the interest rate being set at 2% per month from January 1, 2024 onwards. The company intends to use a portion of the proceeds from the TLC offerings of Royalty Share Units to repay this promissory note. A copy of this promissory note and the amendment are filed as exhibits 6.22 and 6.23, respectively, to this Annual Report.

On February 27, 2024, Alex Guiva loaned the company $73,000. The original maturity date of the loan was April 27, 2024, and per the terms of the loan interest of $2,000 would be payable at the maturity date such that at the time of repayment, the company would owe Mr. Guiva $75,000. If the loan is not repaid by the maturity date, an additional $1,000.00 simple interest as calculated as 1.37% of the initial principal amount for each full month after the maturity date that the principal amount remains outstanding. The loan terms were subsequently revised to extend the loan term through June 27, 2024. A copy of the loan, and subsequent amendment, is filed as exhibit 6.25.

The Company issued a promissory note to Mr. Guiva on May 9, 2024 for $74,000 with a maturity date of September 30, 2024. The note accrues simple interest at 12% per annum. A copy of this note is filed as exhibit 6.26 to this Annual Report.

Plan of Operations & Trend Information

We plan to launch approximately 20 to 30 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue collecting Sourcing Fees from Music Royalty Assets that our company sources that are purchased using the proceeds of our offerings, and from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company. In fiscal year 2022, the company commenced collecting royalty streams and began making distributions to purchasers of Royalty Share Units, but has not, and does not expect to, distribute any dividends to holders of the company’s equity securities.

We believe that we will receive sufficient funding from a combination of revenues from our current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

Item 3. Directors and Officers

Our company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy.

The following table sets forth the name and position of each person designated as a manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Sean Peace	Manager	55	March 2021	Full-time
Alexander Guiva	Manager	45	March 2021	Part-time (10 hours)

Sean Peace. Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020, he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015, he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances. Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Alexander Guiva. Mr. Guiva is a co-founder of RoyaltyTraders LLC. Over the last fifteen years, Mr. Guiva has been an investor in the technology, music, food and manufacturing companies in the US and internationally and closed more than 50 M&A transactions. He serves as Chairman of DevelopScripts LLC dba AuctionSoftware.com, a white-label subscription-based digital platform allowing users to organize, manage, and conduct auctions through a centralized medium facilitating business transactions as well as fundraising efforts. Mr. Guiva is an active investor in the music royalty space, as featured in the Forbes magazine, and his portfolio of royalty assets include works by Cardi B, Cage The Elephant, Dire Straits, Willow Smith, Madcon and others. Mr. Guiva graduated with a BA in Economics from Lyon College.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Responsibilities of our Manager

Our manager will be responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Such responsibilities will include, but are not limited to, the following:

●	evaluating Music Royalty Asset acquisitions;

●	evaluating any third party offers for Music Royalty Asset acquisitions;

Compensation of the Manager

The company does not intend to compensate the manager for its services as the company’s manager.

Through December 31, 2023, we compensated our directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation		Other Compensation	Total Compensation
Sean Peace	Manager	$120,000	(1)	$0	$120,000
Alexander Guiva	Manager	$0	(2)	$0	$0

(1)	Our company has entered into an employment agreement with Sean Peace. Pursuant to this agreement, Mr. Peace is entitled to a base salary of $84,000. In addition, Mr. Peace is eligible to receive bonus compensation based on the performance of our company. For each month, Mr. Peace is entitled to receive additional compensation based on our company’s gross revenues that month, up to a maximum of $3,000 if our company earns $12,000 that month. If Mr. Peace were to receive his maximum bonus under this compensation structure, he could earn a maximum of $120,000 per year. $36,000 of the total compensation shown in the table above was comprised of bonuses earned by Mr. Peace in 2023. We will evaluate Sean Peace’s compensation every year and may adjust it in the future as determined by the board members other than Mr. Peace. It is expected that Mr. Peace’s annual base compensation will increase to $170,000 in 2024. This increase in compensation has not yet occurred as of the date of this Annual Report.
(2)	Mr. Guiva currently does not receive any compensation, but our company has agreed start paying Mr. Guiva a quarterly fee equal to 2% of its quarterly EBITDA when and if our company achieves EBITDA of over $500,000 for a twelve-month period. Such amount will be paid on a quarterly basis to Mr. Guiva. This increase in compensation has not yet occurred as of the date of this Annual Report.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our company’s management, directors, and holders of 10% or more of any class of our voting securities as of June 17, 2024.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of total voting power[1]
Membership Interests (comprised of Series A Units and Common Units)	Sean Peace 1053 East Whitaker Mill Rd, Suite 115, Raleigh NC 27604	20,100 shares of Series A Units 1,775,000 shares of Common Units[2]	N/A	75%[2]
Membership Interests (comprised of Series A Units and Common Units)	Alexander Guiva 3420 University Blvd Dallas, TX 75205	250,000 shares of Series A Units 116,060 shares of Common Units[2]	N/A	14%[3]

[1]	Percentage of total voting power is based on 2,177,515 Common Units outstanding plus 500,000 Series A Units outstanding as of the date of this Annual Report.
[2]	Mr. Peace has transferred 225,000 of his personally-owned Common Units to various company shareholders as non-voting, non-transferrable restricted units. However, Mr. Peace retained voting power over those transferred shares. As such, Mr. Peace has voting power equal to 2,000,000 Common Units, plus his 20,100 Series A Units.
[3]	Mr. Guiva exercised warrants in the amount of 5.63% of the outstanding membership interests in the company on May 2, 2024 which resulted in his receiving 116,060 Common Units.

Item 5. Interest of Management and Others in Certain Transactions

On April 26, 2021, our company entered into a Contribution Agreement with Sean Peace, a significant owner of our company, and a member of our manager. Pursuant to this agreement, Mr. Peace assigned and transferred all of his rights and assets in the SongVest Platform to our company, including the websites and domains associated with the SongVest Platform, all legal templates and documents used to complete royalty-related transactions, the full pipeline of potential royalty transactions, all CRM contacts and records of prior conversations and all other, tangible and intangible assets in his possession that are used to conduct royalty-related transactions to the company in exchange for issuance of 2,000,000 Common Units of our company. Prior to entering into the Contribution Agreement, Mr. Peace was the sole owner of the SongVest Platform, and all related rights and assets of the SongVest Platform.

On March 18, 2021, our company entered into a Service Order Agreement with DevelopScripts, LLC, a software developer, for software development services related to the development of the enhanced version of the SongVest Platform. DevelopScripts, LLC is controlled by Alex Guiva, a significant owner of our company, and a member of our manager.

Our company has also received various loans from related parties of our company. Each of these loans (as well as any agreements related to these loans) is described under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness” of this Annual Report, and such descriptions are incorporated by reference into this Item 5.

Item 6. Other Information

None.

Item 7. Financial Statements

RoyaltyTraders, LLC

d/b/a SongVest

Financial Statements

December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

To the Members of

RoyaltyTraders, LLC

d/b/a SongVest

Raleigh, North Carolina

Opinion

We have audited the accompanying financial statements of RoyaltyTraders, LLC (a Delaware limited liability company) d/b/a SongVest (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RoyaltyTraders, LLC d/b/a SongVest as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RoyaltyTraders, LLC d/b/a SongVest and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company reported net losses during the years ended December 31, 2023 and 2022, and reported negative cash flows from operations during the years ended December 31, 2023 and 2022, and as such, substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Correction of Error

As discussed in Note 9 to the financial statements, the Company reviewed and changed the recording of its outstanding warrants to be classified as liability awards. Accordingly, the Company adjusted its equity balance as of December 31, 2021 and presented 2022 and 2023 financial statements utilizing the warrant liability accounting model. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RoyaltyTraders, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ ArmaninoLLP
ArmaninoLLP
St. Louis, Missouri

June 12, 2024

RoyaltyTraders, LLC
d/b/a SongVest
Balance Sheets
December 31, 2023 and 2022

	2023	(Restated) 2022
ASSETS

Current assets
Cash	$-	$73,428
Restricted cash	196,029	482,540
Accounts receivable, net	88,558	15,752
Music royalty advances	82,999	85,124
Royalty rights	55,798	-
Total current assets	423,384	656,844

Software - website development, net	61,056	102,257

Total assets	$484,440	$759,101

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities
Accounts payable	$144,762	$77,065
Accounts payable - related parties	11,579	21,958
Escrow payable	196,029	482,540
Checks issued in excess of available funds	2,571	-
Accrued interest and other	250,695	72,103
Warrants liability	3,085	6,167
Due to related parties, current maturities	550,000	550,000
Current portion of note payable, investor	100,000	-
Total current liabilities	1,258,721	1,209,833

Due to related parties, net, less current maturities	399,394	95,830
Simple agreement for future equity	123,505	94,531
Total liabilities	1,781,620	1,400,194

Members’ deficit	(1,297,180)	(641,093)

Total liabilities and members’ deficit	$484,440	$759,101

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	(Restated) 2022
Revenue	$941,442	$551,211

Cost of sales	44,571	-

Gross profit	896,871	551,211

Operating expenses	1,407,492	1,316,587

Loss from operations	(510,621)	(765,376)

Other income (expense)
Interest expense	(179,166)	(72,669)
Current income taxes	-	(310)
Change in fair value of warrant liability	3,700	400
Total other income (expense), net	(175,466)	(72,579)

Net loss	$(686,087)	$(837,955)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Changes in Members’ Deficit
December 31, 2023 and December 31, 2022 (Restated)

Balance, January 1, 2022 (as restated)	$(3,138)

Capital contributions	200,000

Net loss	(837,955)

Balance, December 31, 2022	(641,093)

Capital contributions	30,000

Net loss	(686,087)

Balance, December 31, 2023	$(1,297,180)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	(Restated) 2022
Cash flows from operating activities
Net loss	$(686,087)	$(837,955)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion of debt discount	4,182	2,324
Depreciation	47,015	36,199
Royalty rights expense	44,202	-
Change in fair value of warrants liability	(3,700)	(400)
Changes in operating assets and liabilities
Accounts receivable, net	(72,806)	(10,653)
Music royalty advances	2,125	6,983
Accounts payable	67,697	(34,509)
Accounts payable - related parties	(10,379)	21,958
Escrow payable	(286,511)	435,416
Accrued interest and other	178,592	68,713
Net cash used in operating activities	(715,670)	(311,924)

Cash flows from investing activities
Payments for software and website development	(5,814)	(63,527)
Royalty rights acquired	(100,000)	-
Net cash used in investing activities	(105,814)	(63,527)

Cash flows from financing activities
Checks issued in excess of available funds	2,571	-
Capital contributions	30,000	200,000
Proceeds from debt issued	100,000	-
Proceeds from line-of-credit from related party	50,000	100,000
Proceeds from debt issued from related party	250,000	250,000
Proceeds from simple agreement for future equity	28,974	94,531
Net cash provided by financing activities	461,545	644,531

Net increase (decrease) in cash, cash equivalents and restricted cash	(359,939)	269,080
Cash, cash equivalents and restricted cash, beginning of year	555,968	286,888
Cash, cash equivalents and restricted cash, end of year	$196,029	$555,968

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$-	$73,428
Restricted cash	196,029	482,540
	$196,029	$555,968

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$11,763	$5,352

Supplemental schedule of noncash investing and financing activities
Warrant allocation	$618	$5,167

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year end. Accounts receivable are generally collected within 30 days of closing and are recorded net of the allowance for expected credit losses. The estimate of the allowance for expected credit losses is based on an analysis of historical loss experience, current receivables aging, and management’s assessment of current conditions and reasonable and supportable expectation of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company recorded an allowance for expected credit losses of $25,445 and $15,000 at December 31, 2023 and 2022, respectively.

Royalty rights

In 2023, the Company has purchased music royalties to be resold and distributed on the Company’s SongShares site. The Company recorded the royalty rights at cost of $100,000. As the Company sells the music royalties it records a proportionate amount of the acquired rights to cost of sales in the statements of operations. As of December 31, 2023, total remaining rights equaled $55,798 held available for sale.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software - website development

Website development is recorded at cost and was placed into service in January 2022. Amortization of this asset commenced once the website was placed into service over the useful life of 3 years. Continuous improvements and substantive additions are made to the website resulting in additional costs capitalized.

Leases

The Company leases an office space and residential apartment and records these as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Warrants liability

The Company classifies warrants to purchase shares of its common units as a liability on its balance sheets when the warrant settlement features do not meet the indexation guidance and are not a fixed for fixed settlement arrangement. Warrant liabilities are classified in the balance sheet as a current liability based on the holder having rights to convert at any time.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company’s taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $108,183 and $226,527 for the years ended December 31, 2023 and 2022, respectively.

Reclassifications

Certain reclassifications have been made to the 2022 financial statements to conform to the current year presentation.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

3.	CHANGE IN ACCOUNTING PRINCIPLE

In June 2016, the FASB issued guidance (FASB ASC 326 - Measurement of Credit Losses on Financial Instruments) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were accounts receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures.

4.	ALLOWANCE FOR CREDIT LOSSES

The Company had the following activity related to its allowance for expected credit losses for the years ended December 31, 2023 and December 31, 2022:

	2023	2022
Beginning balance	$15,000	$-
Provision for expected credit losses	10,445	15,000
	$25,445	$15,000

5.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no impairment recorded as of December 31, 2023 and 2022.

6.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years. Additional development costs are capitalized and maintenance costs are expensed as incurred.

Property and equipment consisted of the following:

	2023	2022
Software - website development capitalized	$144,270	$138,456
Software - accumulated depreciation	(83,214)	(36,199)
	$61,056	$102,257

Depreciation expense on software - website totaled $47,015 and $36,199 for the years ended December 31, 2023 and 2022, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

7.	NOTE PAYABLE

In March 2023, the Company completed placement of a $100,000 promissory note with an investor. The promissory note bore interest at 10% through the maturity date of July 31, 2023 and 2% for each month after the maturity date through December 31, 2023. The promissory note was subsequently extended through January 31, 2025, with monthly extension payments of $2,000 and one balloon payment on the date of maturity. During 2023, the Company recognized $20,000 in interest costs.

8.	RELATED PARTY TRANSACTIONS

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $1,400 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In March 2022, the Company increased the size of the warrants and allocated $3,111 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount.

The convertible note bears interest at 12.5% and matures on November 23, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A unit. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. Conversion has not occurred as of December 31, 2023.

During 2023 and 2022, the Company recognized $39,795 and $39,643 in interest costs, consisting of (a) note interest of $37,500 in each year and (b) $2,295 and $2,143 of interest discount amortization, respectively.

In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $2,056 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In May 2023, the Company drew an additional $50,000 on the line of credit. The Company increased the size of the warrants and allocated $618 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount. As of December 31, 2023 and 2022, the outstanding debt par balance on the promissory note - line of credit is $150,000 and $100,000, respectively.

The convertible line of credit bears interest at 13% and matures on October 28, 2024. The holder of the line of credit may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A unit. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. Conversion has not occurred as of December 31, 2023.

During 2023 and 2022, the Company recognized $18,432 and $1,462, in interest costs, consisting of $17,132 and $1,282, of principal interest and $1,300 and $180, of discount amortization, respectively. The remaining discount will be amortized through October 2024.

Management evaluated the conversion features of the note and line of credit for embedded derivatives and application of the substantial premium model of accounting of debt by applying the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Separate accounting for the conversion feature of this note placement is not required. The discount on the convertible promissory notes totaled $606 and $4,170 as of December 31, 2023 and 2022, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

8.	RELATED PARTY TRANSACTIONS (continued)

In May 2022, the Company completed placement of a $200,000 promissory note with a related party that is also an owner in the Company. The promissory note bears interest at 20%. In September 2022, the promissory note was increased by $50,000 from the original $200,000 to $250,000, without altering any terms of the agreement. During 2023, the promissory note was increased by $150,000 from the $250,000 to $400,000. The maturity date was extended to July 2025. During 2023 and 2022, the Company recognized $73,589 and $26,822, respectively, in interest costs.

In January 2023, the Company completed placement of a $100,000 promissory note with a related party that is also an owner. The promissory note bore interest at 10% through July 31, 2023. The interest rate currently is increasing by 1% each month until it reaches 16% until paid in full. During 2023, the Company recognized $15,000 in interest costs.

The net carrying amount of the note was as follows:

	2023	2022
Note payable, related party	$950,000	$650,000

Discount on note payable - related party	(606)	(4,170)
Less current maturities	(550,000)	(550,000)
	(550,606)	(554,170)
	$399,394	$95,830

The future maturities of the related party note payable are as follows:

Year ending December 31,
2024	$550,000
2025	400,000
$950,000

The Company had additional amounts due to related parties of $11,579 and $21,958 at December 31, 2023 and 2022, respectively.

The Company had sales with related parties that were both owners and customers of $55,375 and $220,017 during the years ended December 31, 2023 and 2022, respectively.

9.	WARRANTS

In November 2021, in conjunction with the promissory note placement, the Company issued warrants to a related party who is also an owner of the Company to purchase common units of the Company totaling 0.5% of the fully-diluted membership interests in the Company on the date of exercise. The warrants were recorded at the estimated fair value of $1,400 as a liability and in subsequent periods will be remeasured to fair value until the warrants are exercised. In March 2022, the warrants were increased to equal 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The additional warrants were recorded at the Company’s estimated fair value of $3,111 as a liability. The exercise price for the warrant units is $0.01, and the warrants are exercisable at any time with no termination date.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

9.	WARRANTS (continued)

In October 2022, in conjunction with the promissory note - line of credit note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling 1% of the fully-diluted membership interests in the Company on the date of the exercise. The warrant was recorded at the Company’s estimated fair value of $2,056 as a liability.

The warrants issued in 2021 and 2022 were originally recorded as equity awards when the Company executed the agreements. In 2023 after further review of the accounting literature and the indexation guidance, the Company reclassified all the prior awards to a liability and adjusted the fair value of the warrants. The key assumptions used by the professional appraiser in valuing the warrants were the Company’s revenues, earnings, the Company’s debt leveraged position and expected growth pattern in future years. Below summarizes the adjustments to the 2022 and 2021 financial statements.

The warrant adjustment as of December 31, 2022 and 2021 is displayed as follows:

	2022				2021
	Warrants Liability	Due to related parties, net less current maturities	Members’ Equity (deficit)	Interest Expense	Warrants Liability	Due to related parties, net less current maturities	Members’ Equity (deficit)
Balance, as originally reported	$-	$50,902	$(589,998)	$95,596	$-	$288,151	$8,784
Adjustment	6,167	44,928	(51,095)	(22,927)	1,400	10,522	(11,922)
Adjusted balances	$6,167	$95,830	$(641,093)	$72,669	$1,400	$298,673	$(3,138)

In May 2023, the Company drew additional funds on the line of credit note. The warrants were increased to permit purchase of 0.75% of the common units based on the fully-diluted membership interests in the Company on the date of exercise. The warrants were recorded at the Company’s estimated fair value of $618 as a liability. The exercise price of the warrant units is $0.01, and the warrants are exercisable at any time with no termination date. As of December 31, 2023 there are total warrants issued that allow the holder to purchase for $0.01 per warrant 3.75% of the Company’s common units on a fully diluted basis. The fair value estimate of these warrants is recorded as a liability of $3,085 as of December 31, 2023.

Subsequent to year-end in May 2024, the holder of the warrants exercised all of the outstanding warrants for a penny per common unit. The total purchase was $1,161 in exchange for 116,060 common units. The $1,161 plus the remaining fair value of the warrants liability were recorded to equity at the time of the conversion. As of May 2024, there are no longer any warrants outstanding.

10.	SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”). The Company withdrew out $28,974 and $94,531 of the cash flow raised during 2023 and 2022, respectively. The SAFE will automatically convert into Conversion Units upon the closing of the next equity financing wherein the Company sells equity for gross proceeds of not less than $250,000. In the event of a Company transaction prior to the next equity financing, defined as the sale of substantially all of the Company’s assets with a transfer whether by merger, consolidation or otherwise of more than 50% of the outstanding voting securities, the Company shall pay the Holder an amount equal to the proceeds the Holder would have received in such Company transaction, if the SAFE had converted into Conversion Units at the SAFE price immediately prior to the Company transaction. Neither such Company transaction nor equity financing has occurred as of December 31, 2023.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

11.	LEASES

The Company leases an office space and residential apartment. The operating leases are short-term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $23,112 and $16,007 for the years ended December 31, 2023 and 2022, respectively.

12.	MEMBERS’ EQUITY

The Company had the following equity balances:

	2023	2022
Series A Units, 1,500,000 units authorized; 500,000 units issued as of December 31, 2023 and 2022, respectively	$500,000	$500,000
Common Units, 3,500,000 units authorized; 2,061,455 units issued and 2,055,549 units issued as of December 31, 2023 and 2022, respectively	230,000	200,000
Series B, 400,000 units authorized, 378,300 units issued as of December 31, 2023 and 2022, respectively	-	-
Accumulated deficit	(2,027,180)	(1,341,093)
	$(1,297,180)	$(641,093)

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed in accordance with the operating agreement, first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributed above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

13.	MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 400,000 Series B Units. The Series B units are designated “profits interests” within the meaning of the Internal Revenue Service’s Revenue Procedures 93-27 and 2001-43. In 2021, the 222,201 B-1 units vested at the date of grant. In 2022, the time-based service condition period of the units is four years for the 156,099 B-2 units issued. The Company has not recorded any stock compensation expense for the Series B Units issued as they are significantly out of the money and are not material to the financial statement presentation. The 156,099 B-2 units issued during 2022 have a service-related period vesting through May 2026.

14.	RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company’s management, none of these matters will have a significant effect on the Company’s financial position.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2023 and December 31, 2022 (Restated)

15.	GOING CONCERN

The Company is a start up with expected operating losses. The Company continues to fund these losses with additional equity contributions and debt advanced by related parties and other financing sources during the operating year. The advances are not fully committed to through June 2025. The Company has operated at a net loss in 2023 of $686,087 and the cash flow from operations was negative $715,670. Several of the promissory notes outstanding at December 31, 2023 have current maturity dates in the coming 12 months. These facts and circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through June 2025. Management believes they will continue to find financing sources during 2024 and 2025. Management is also working to attract other artists to the platform and has a good probability of continuing to work on several music catalogs with known artists in 2024.

Management acknowledges that uncertainty remains over the ability of the Company to meet its funding requirements and to refinance or repay its borrowing facilities as they fall due in 2024. If for any reason the Company is unable to continue as a going concern, it could have an impact on the Company’s ability to realize assets at their recognized values, in particular website software and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the financial statements.

16.	SUBSEQUENT EVENTS

The Company evaluated all subsequent events through June 12, 2024, the date the financial statements were available to be issued.

The Company signed a promissory note agreement on February 27, 2024 with a related party for $73,000 with a maturity date of June 27, 2024.

The Company signed a promissory note agreement on May 9, 2024 with a related party for $74,000 with a maturity date of September 30, 2024.

Item 8. Exhibits

Exhibit Index

Exhibit No.	Description
2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Limited Liability Company Agreement of RoyaltyTraders LLC*
3.1	Form of SAFE Agreement offered to Regulation Crowdfunding Investors^
4.1	Form of Subscription Agreement**
6.1	Contribution Agreement dated April 26, 2021 between RoyaltyTraders LLC and Sean Peace.*
6.2	Service Order Agreement dated March 18, 2021 between DevelopScripts, LLC and RoyaltyTraders LLC*
6.3	Employment Agreement with Sean Peace*
6.4	Management Fee Agreement with Alex Guiva*
6.5	“Hit the Quan” Royalty Share Agreement*
6.6	Form of Listing Agreement**
6.7	Note Purchase Agreement, Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021**
6.8	Amendment to Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021****
6.9	Amendment to Convertible Note between the Company and Alex Guiva
6.10	“Chippass” Royalty Share Agreement***
6.11	Amended and Restated Unsecured Promissory Note effective June 14, 2024 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.
6.12	Convertible Promissory Note - Line of Credit Agreement between the Company and Alex Guiva dated October 28, 2022^^^
6.13	Warrant Purchase Agreement dated October 28, 2022 between the Company and Alex Guiva^^^
6.14	“Fear No More” Royalty Share Agreement^^
6.15	“Onyx, Travis Scott, The Notorious B.I.G. & More” Royalty Share Agreement^^^
6.16	“Cross Me” Royalty Share Agreement^^
6.17	“Young L” Royalty Share Agreement+
6.18	“Cainon Lamb” Royalty Share Agreement+
6.19	“Erik Cain” Royalty Share Agreement+
6.20	“No Scrubs – TLC Version”, “Creep – TLC Version”, and “Diggin’ On You – TLC Version” Royalty Share Agreement (and Form of Addendum)++
6.21	OneOf Agreement (and Form of Addendum)++
6.22	Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)++
6.23	Amendment to Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)
6.24	“Swish Swish” Royalty Share Agreement#
6.25	Promissory Note, as amended, between the Company and Alex Guiva ($73,000)
6.26	Promissory Note between the Company and Alex Guiva dated May 9, 2024 ($74,000)
8	Form of Escrow Agreement*

#	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on November 17, 2023
*	Previously filed as an exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.
****	Previously filed as an exhibit to the company’s annual report on Form 1-K, filed May 2, 2022, and incorporated by reference.
^	Previously filed as an exhibit to the company’s semi-annual report on Form 1-SA filed September 27, 2022.
^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed November 18, 2022.
^^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 21, 2022.
+	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on February 17, 2023, and incorporated by reference herein.
++	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on June 14, 2023, and incorporated by reference herein.
+++	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 19, 2023, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager, principal executive officer, principal financial officer, and principal accounting officer	on June 17, 2024
Sean Peace

/s/ Alexander Guiva	Manager	on June 17, 2024
Alexander Guiva